FORM N-8F

I.      GENERAL IDENTIFYING INFORMATION

         1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

              [   ]    Merger

              [ x ]    Liquidation

              [   ]    Abandonment of Registration

              [   ]    Election of status as a Business Development Company

         2.   Name of fund: First Trust Advantage Series 1 and
                  Subsequent Series

         3.   Securities and Exchange Commission File No.: 811-2749

         4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                 [ x ]    Initial Application            [   ]    Amendment

         5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                                First Trust Portfolios, L.P.
                                1001 Warrenville Road, Suite 300
                                Lisle, IL  60532

         6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                                    Brian Free
                                    Chapman and Cutler LLP
                                    111 West Monroe Street
                                    Chicago, IL 60603
                                    (312) 845-3017

         7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                                First Trust Portfolios, L.P.
                                1001 Warrenville Road, Suite 300
                                Lisle, IL  60532
                                (630) 241-8620

         8.   Classification of fund (check only one):

              [   ]    Management company;

              [ x ]    Unit investment trust; or

              [   ]    Face-amount certificate company.

         9. Subclassification if the fund is a management company (check only one):

              [   ]    Open-end                    [   ]    Closed-end

        10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                                 New York

        11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                                 Not Applicable

        12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                                 Not Applicable

        13.   If the fund is a unit investment trust ("UIT") provide:

                (a)      Depositor's name(s) and address(es):

                                First Trust Portfolios, L.P.
                                1001 Warrenville Road, Suite 300
                                Lisle, IL  60532

                (b)      Trustee's name(s) and address(es):

                                    JPMorgan Chase Bank
                                    270 Park Avenue
                                    New York, NY  10017

        14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                  [   ]    Yes                                [ x ]    No

                  If Yes, for each UIT state:

                           Name(s):

                           File No.:  811-_____

                           Business Address:

        15.   (a)  Did the fund obtain  approval  from the board of
                   directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                   [   ]   Yes                                 [ x ]   No

                   If Yes, state the date on which the board vote took place:

                   If No, explain:

                      First Trust Advantage Series 1 and Subsequent Series does not have a board of directors because it is a unit investment trust.

              (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                   [   ]   Yes                                 [ x ]   No

                   If Yes, state the date on which the shareholder vote took place:

                   If No, explain:

                      Each series within the Trust terminated in accordance with the terms of its trust indenture due to the maturity, call, redemption or liquidation of the securities in each series of the Trust. The trust indenture does not require a shareholder vote in this case (each series of the Trust has terminated and has no shareholders).

II.     DISTRIBUTIONS TO SHAREHOLDERS -

        16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                       [ x ]    Yes                            [   ]    No

                       Each series within the Trust, upon termination, established a termination rate, which was equal to the final assets of each series of the Trust divided by the outstanding units. On the Distribution Date of the termination monies were paid to Unitholders registered at JPMorgan Chase Bank and DTC.

              (a) If Yes, list the date(s) on which the fund made those distributions:

                                                                         Distribution
                       Name of Trust Series                              Date
                       -----------------------------------------         ---------
                       Brown Exempt Securities Trust Series 1             8/1/1997
                       The First Trust Advantage Fund Series 1           1/22/1996
                       The First Trust Advantage Fund Series 2           7/21/2004
                       The First Trust Advantage Fund Series 3           7/23/1997


              (b)      Were the distributions made on the basis of net assets?

                       [ x ]    Yes                          [   ]    No

              (c) Were the distributions made pro rata based on share ownership?

                       [ x ]    Yes                          [   ]    No

              (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

              (e)      Liquidations only:
                       Were any distributions to shareholders made in kind?

                       [   ]   Yes                           [ x ]   No

                       If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

        17.   Closed-end funds only:
              Has the fund issued senior securities?

              [   ]    Yes                                [   ]    No

              If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

        18. Has the fund distributed all of its assets to the fund's shareholders?

             [ x ]    Yes                                [   ]    No

              If No,

              (a) How many shareholders does the fund have as of the date this form is filed?

              (b) Describe the relationship of each remaining shareholder to the fund:

        19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

              [   ]    Yes                                [ x ]    No

              If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.    ASSETS AND LIABILITIES -

        20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

              [   ]    Yes                                [ x ]    No

              If Yes,

              (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

              (b)   Why has the fund retained the remaining assets?

              (c)   Will the remaining assets be invested in securities?

                    [   ]   Yes                                 [   ]   No

        21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

              [   ]    Yes                                [ x ]    No

              If Yes,

              (a)  Describe the type and amount of each debt or other liability:

              (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.     INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

        22.   (a)   List the expenses incurred in connection with the Merger or
              Liquidation:

                    (i)   Legal expenses:  None

                    (ii)  Accounting expenses:  None

                    (iii) Other expenses (list and identify separately):  None

                    (iv)  Total expenses (sum of lines (i)-(iii) above):  None

              (b)   How were those expenses allocated?

              (c)   Who paid those expenses?

              (d)   How did the fund pay for unamortized expenses (if any)?

        23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

              [   ]    Yes                                [ x ]    No

              If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.      CONCLUSION OF FUND BUSINESS

        24. Is the fund a party to any litigation or administrative proceeding?

              [   ]    Yes                                [ x ]    No

              If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

        25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

              [   ]    Yes                                [ x ]    No

              If Yes, describe the nature and extent of those activities:

VI.     MERGERS ONLY

        26.   (a)   State the name of the fund surviving the Merger:

              (b) State the Investment Company Act file number of the fund surviving the Merger: 811-_____

              (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

              (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of First Trust Advantage Series 1 and Subsequent Series, (ii) he is a Senior Vice President of First Trust Portfolios, L.P., administrator of the fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                           First Trust Advantage Series 1 and
                              Subsequent Series
                           By: First Trust Portfolios, L.P.



                           /S/  Jason T. Henry
                           -----------------------------------------------------
                           By:  Jason T. Henry
                           Its: Senior Vice President


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